Exhibit 99.1

MY Reports Second Quarter Unaudited Results, Signed Order Backlog Reaches 3.6GW

ZHONGSHAN, China, August 25, 2014 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Operating and Financial Highlights:

•	Total wind turbine generators (“WTGs”) commissioned for which revenue was recognized amounted to an equivalent wind power project output of 303.5MW, or 153 units of 1.5MW and 37 units of 2.0MW WTGs, an increase of 88.5% compared to 161MW in Q2 2013.

•	Total revenue was RMB935.6 million (US$150.8 million), an increase of 74.1% compared to RMB537.4 million in Q2 2013.

•	Gross profit was RMB123.5 million (US$19.9 million), compared to RMB66.1 million in Q2 2013. Gross margin was 13.2%, an increase of 0.9 percentage point compared to 12.3% in Q2 2013.

•	Total comprehensive income was RMB11.8 million (US$1.9 million), compared to total comprehensive loss of RMB87.4 million in Q2 2013.

•	Basic and diluted earnings per share were RMB0.11 (US$0.02), compared to basic and diluted loss per share of RMB0.51 in Q2 2013.

Recent Developments:

•	MY obtains approval to develop and operate 300MW off-Shore wind power project in Jiangsu Province - On June 5, 2014, MY’s subsidiary, Jiangsu Mingyang Wind Power Technology Limited, (“Jiangsu Mingyang”), has been approved by Rudong Energy Bureau in Jiangsu Province, China, to exclusively develop and operate a 300MW off-shore wind power project off the coast of Rudong in Jiangsu Province, China, subject to certain conditions.

•	MY expects to erect a 6MW off-Shore SCD WTG in Norway - On June 12, 2014, MY entered into a heads of agreement with Marin EnergiTestcenter AS (“MetCentre”) to erect a 6.0MW Super Compact Drive (“SCD”) WTG in the Karmøywind turbine demonstration area off the coast of Karmøy Island in Norway. MetCentre is a Norwegian test centre for marine energy offering infrastructure and services to off-shore wind power. The proposed cooperation and the pilot project are subject to certain conditions, including a detailed agreement which is expected to be entered into by both parties in late 2014.

•	Ming Yang Wind Power obtaining Type Certificate of DNV-GL under GL 2010 worldwide for 1.5MW-89 wind turbine - On August 1, 2014, MY1.5-89 wind turbine obtained the GL 2010 Type Certification issued by DNV-GL Group. The MY1.5-89 wind turbine is optimized for low wind speed areas, and is part of the successful Ming Yang 1.5MW wind turbine platform.

“We continued to see strong momentum in the industry, and have signed new orders of 617.0MW during the quarter, and our signed orderbook continues to grow strongly and has now reached a historic high of 3.6GW as of June 30, 2014,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “As we enter the second half of 2014, we will continue to enhance the contract execution in order to satisfy our customers’ demand for wind turbine generators. Our gross margin for 2.0MW WTGs was approximately 13.3%, which was 1.8 percentage points higher than the gross margin of our 1.5MW WTGs for which revenue was recognized during the quarter. Our orderbook for the 2.0MW WTGs continues to increase and we expect to continue to benefit from the trend towards higher megawatt WTGs in China. We expect the overall demand continues to be strong heading into the second half of 2014.”

Second Quarter 2014 Operating Data and Unaudited Financial Results

Revenue

Revenue in the second quarter of 2014 was RMB935.6 million (US$150.8 million), an increase of 74.1% as compared to that of the corresponding period in 2013. Revenue of WTGs amounted to an equivalent wind power project output of 303.5MW, or 153 units of 1.5MW and 37 units of 2.0MW WTGs. For the corresponding period of 2013, the output was 161.0MW, or 90 units of 1.5MW and 13 units of 2.0MW WTGs. The 74.1% increase in revenue was mainly due to a 84.5% increase in the number of WTGs commissioned compared with the second quarter of 2013.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2014 was RMB123.5 million (US$19.9 million), compared to that of RMB66.1 million in the second quarter of 2013. Gross margin in the second quarter of 2014 was 13.2%, compared to that of 12.3% for the corresponding period in 2013. The improvement in gross margin was mainly due to increased units of 2.0MW WTGs commissioned in the period, which had a higher gross margin compared to that of 1.5MW WTGs. On an adjusted basis, should warranty provisions be excluded from cost of sales, our adjusted gross margin would be 16.4% for the second quarter of 2014, compared to 15.3% in the corresponding period of 2013.

Selling and Distribution Expenses

Selling and distribution expenses were RMB59.1 million (US$9.5 million) for the second quarter of 2014, compared to RMB34.3 million for the corresponding period in 2013, representing an increase of 72.6%, which increased relatively at the same pace as the increase in revenue.

Administrative Expenses

Administrative expenses were RMB37.5 million (US$6.0 million) for the second quarter of 2014, compared to RMB70.0 million for the corresponding period in 2013, representing a decrease of 46.4%. The decrease in administrative expenses was a combined result of (1) the reversal of provision for bad debts against trade and other receivables of RMB20.7 million in the second quarter of 2014 as we received settlement from customers for some of the long-outstanding doubtful trade receivables, and (2) our administrative expenses in 2013 included administrative expenses of RMB11.3 million incurred by our previously consolidated Indian subsidiary, Global Wind Power Limited (“GWPL”), which we deconsolidated since January 1, 2014.

Research and Development Expenses

Research and development expenses were RMB22.2 million (US$3.6 million) for the second quarter of 2014, compared to RMB20.7 million for the corresponding period in 2013, representing an increase of 7.2%. The increase was primarily attributable to more research and development activities carried out in the second quarter of 2014.

Finance Income

Our finance income was RMB43.6 million (US$7.0 million) for the second quarter of 2014, compared to RMB45.1 million for the corresponding period in 2013. The decrease in finance income was mainly because the finance income in the second quarter of 2013 included interest income recorded by GWPL, which we deconsolidated since January 1, 2014.

Finance Expenses

Our finance expenses were RMB42.9 million (US$6.9 million) for the second quarter of 2014, compared to RMB84.2 million for the corresponding period in 2013. The decrease in finance expenses was mainly due to finance expenses incurred by GWPL in the second quarter of 2013 which did not occur in the current quarter.

Profit/ (Loss) Before Income Tax

Profit before income tax was RMB15.1 million (US$2.4 million) for the second quarter of 2014, compared to loss before income tax of RMB91.0 million for the corresponding period in 2013.

Income Tax (Expense) / Benefit

Income tax expense was RMB3.4 million (US$0.6 million) for the second quarter of 2014, compared to income tax benefit of RMB8.0 million for the corresponding period in 2013, primarily due to the profit recorded during the second quarter of 2014 .

Total Comprehensive Income/ (Loss) and Earnings/ (Loss) per Share

Total comprehensive income for the second quarter of 2014 was RMB11.8 million (US$1.9 million), compared to total comprehensive loss of RMB87.4 million for the corresponding period in 2013.

For the second quarter of 2014, basic and diluted earnings per share were RMB0.11 (US$0.02), compared to basic and diluted loss per share of RMB0.51 for the corresponding period in 2013.

Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2014 were RMB815.3 million (US$131.4 million), compared to RMB811.8 million as of December 31, 2013.

Business Update

Order Book Update

New Sales Contracts – During the second quarter of 2014, Ming Yang entered into sales contracts for wind power projects with a total output of 617.0MW, representing 166 units of 1.5MW WTGs and 184 units of 2.0MW WTGs.

Order Backlog – As of June 30, 2014, the Company’s order backlog amounted to 3.6GW, representing 1,374 units of 1.5MW WTGs, 671 units of 2.0MW WTGs, 59 units of 3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 8.9GW, representing 4,650units of 1.5MW WTGs, 831 units of 2.0MW WTGs, 79 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release (collectively the “preliminary unaudited financial information”) have been prepared by management using International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. The preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2036 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on June 30, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “goal”, “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Monday, August 25, 2014 at 8:00 am Eastern Time (August 25, 2014 5:00 am Pacific Time / August 25, 2014 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-845-675-0437

International (toll):	+65-6723-9381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	+ 852-2475-0994

To access international Toll Free Dial-In numbers:

Hong Kong:	800-930-346

United States:	+1-866-519-4004

Please ask to be connected to 2Q FY2014 China Ming Yang Wind Power Group Earnings Conference Call and provide the following pass code: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696

International:	+61-2-8199-0299

China:	400-602-2065/400-632-2162 / 800-870-0206/800-870-0205

Hong Kong:	800-963-117

Passcode:	8605-7242

The replay will be archived for seven days following the earnings announcement until September 1, 2014.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month periods ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB’000	RMB’000	USD’000
Revenue	537,417	935,648	150,823
Cost of sales	(471,347)	(812,170)	(130,919)

Gross profit	66,070	123,478 (3)	19,904
Other income	7,913	9,813	1,582
Selling and distribution expenses	(34,272)	(59,141)	(9,533)
Administrative expenses	(69,950)	(37,519)	(6,048)
Research and development expenses	(20,686)	(22,166)	(3,573)

(Loss) / profit from operations	(50,925)	14,465	2,332
Finance income	45,070	43,622	7,032
Finance expenses	(84,172)	(42,852)	(6,908)
Share of loss of associates	(997)	(95)	(15)

(Loss)/profit before income tax	(91,024)	15,140	2,441
Income tax benefit / (expense)	8,048	(3,427)	(553)

(Loss)/profit for the period	(82,976)	11,713	1,888
Other comprehensive (loss)/income for the period:
Foreign currency translation differences - foreign operations	(4,400)	117	19

Total comprehensive (loss)/income for the period	(87,376)	11,830	1,907

(Loss) / profit attributable to:
Shareholders of the Company	(62,955)	13,446	2,167
Non-controlling interest	(20,021)	(1,733)	(279)

	(82,976)	11,713	1,888

Total comprehensive (loss) /income attributable to:
Shareholders of the Company	(69,201)	13,563	2,186
Non-controlling interest	(18,175)	(1,733)	(279)

	(87,376)	11,830	1,907

Basic (loss) / earnings per share(1)	(0.51)	0.11	0.02
Diluted (loss) / earnings per share(2)	(0.51)	0.11	0.02

(1)	The calculation of the basic earnings per share is based on the (loss)/profit attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant periods.
(2)	The calculation of diluted earnings per share is based on the (loss)/profit attributable to shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares during the relevant periods.
(3)	The reconciliation of adjusted gross margin (to exclude warranty provision from cost of sales) is as below:

	For the three-month periods ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB’000	RMB’000	USD’000
Revenue (A)	537,417	935,648	150,823
Cost of sales (B)	(471,347)	(812,170)	(130,919)
Less: warranty provision	16,123	30,216	4,871

Cost of sales excluding warranty provision (C)	(455,224)	(781,954)	(126,048)

Gross margin D=(A-B)/A	12.3%	13.2%	13.2%
Adjusted gross margin E=(A-C)/A	15.3%	16.4%	16.4%

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2013	As of June 30, 2014
	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	1,001,678	789,244	127,224
Intangible assets	195,816	100,508	16,202
Lease prepayments	352,142	348,529	56,182
Investment in associates	25,608	25,341	4,085
Investment in joint ventures	795,848	832,989	134,275
Other investments	30,197	30,000	4,836
Trade and other receivables	934,364	961,837	155,045
Prepayments	120,276	126,738	20,429
Deferred tax assets	224,843	208,864	33,668

Total non-current assets	3,680,772	3,424,050	551,946

Current assets
Inventories	2,235,459	1,869,546	301,365
Trade and other receivables	4,210,955	4,699,363	757,521
Prepayments	115,317	118,005	19,022
Other current assets	35,301	47,722	7,693
Pledged bank deposits	246,608	346,400	55,839
Cash and cash equivalents	811,848	815,321	131,427

Total current assets	7,655,488	7,896,357	1,272,867

Total assets	11,336,260	11,320,407	1,824,813

Equity
Issued share capital	(850)	(862)	(139)
Reserve for own shares	44,628	44,628	7,194
Capital reserves	(3,693,726)	(3,715,636)	(598,948)
Translation reserves	74,223	75,546	12,178
Accumulated losses	532,342	330,480	53,272

Total equity attributable to shareholders of the Company	(3,043,383)	(3,265,844)	(526,443)
Non-controlling interests	28,063	(53,776)	(8,669)

Total Equity	(3,015,320)	(3,319,620)	(535,112)

Liabilities
Non-current liabilities
Bond payable	(992,664)	—	—
Deferred tax liabilities	(52,102)	(15,829)	(2,552)
Provisions	(154,491)	(173,375)	(27,947)
Trade and other payables	(132,389)	(186,603)	(30,080)
Deferred income	(253,849)	(270,560)	(43,613)
Bank borrowings	(104,015)	—	—

Total non-current liabilities	(1,689,510)	(646,367)	(104,192)

Current liabilities
Bond payable	—	(996,125)	(160,572)
Trade and other payables	(4,230,737)	(4,737,988)	(763,749)
Bank and other borrowings	(1,283,055)	(874,605)	(140,984)
Income tax payable	(9,155)	(9,497)	(1,531)
Provisions	(249,559)	(267,537)	(43,126)
Deferred income	(41,328)	(43,589)	(7,026)
Deferred revenue	(817,596)	(425,079)	(68,521)

Total current liabilities	(6,631,430)	(7,354,420)	(1,185,509)

Total liabilities	(8,320,940)	(8,000,787)	(1,289,701)

Total equity and liabilities	(11,336,260)	(11,320,407)	(1,824,813)

SOURCE: China Ming Yang Wind Power Group Limited